UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number: 333-120428

(Check One)	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For period ended: JUNE 30, 2005

☐ Transition Report on Form 10-K	☐ Transition Report on Form 10-Q
☐ Transition Report on Form 20-F	☐ Transition Report on Form N-SAR
☐ Transition Report on Form 111-K

For the transition period ended

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I

REGISTRANT INFORMATION

Full name of Registrant:	Nationwide Financial Solutions, Inc.

Former name if Applicable:	Not Applicable

Address of Principal Executive Office

(STREET AND NUMBER):	3231 S. Country Club Way, Suite 102

City, State and Zip Code	Tempe, AZ 85282

PART II

RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a) The reasons described in reasonable detail in Part III of this Form could not be eliminated without unreasonable effort or expense;

☒

(b)          The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed).

Due to an unexpected shortage of internal resources, the Company was unable, without unreasonable effort or expense, to provide its independent registered public accounting firm, Farber & Hass, LLP, adequate time to review and finalize the 10-KSB filing.

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Darren R. Dierich, Chief Financial Officer (480) 820-9766

(2)         Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If the answer is no, identify report(s).

☒ Yes ☐ No

(3)          Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?

☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narrative and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Nationwide Financial Solutions, Inc.

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: September 28, 2005	By: /s/ Darren R. Dierich

Darren R. Dierich

Chief Financial Officer, Secretary and Principal Accounting Officer